November 18, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC  20549-7010

Attn.:      Edward M. Kelly and Tracey Houser

Re:          Beacon Roofing Supply, Inc.

Registration Statement on Form S-3

Filed October 11, 2005

File No. 333-128919

Dear Mr. Kelly and Ms. Houser:

We are in receipt of your comment letter dated November 1, 2005 to Beacon Roofing Supply, Inc.  We have addressed your letter by reproducing each comment below and providing our response immediately following.  Simultaneously with the delivery of this letter, we have filed the amendment to the above referenced registration statement with changes responsive to your comment letter.

General

1.             Comment:  We note that non-Rule 430A information is omitted throughout the registration statement.  To the extent practicable, complete the information before you amend the registration statement.

Response:  Omitted non-Rule 430A information has been completed on pages 2, 3, 13 and 43.

2.             Comment:  We note that you intend to file by amendment the underwriting agreement and the legality opinion.  Allow us sufficient time to review the underwriting agreement and the legality opinion before requesting acceleration of the registration statement’s effectiveness.

Response:  We have filed a legality opinion and a form of underwriting agreement with this amendment.

3.             Comment:  We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure’s placement, satisfies the sections’ requirements if the registration statement states that it:

•              Includes forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act.

•              Otherwise makes reference to those provisions.

•              Makes reference to the Private Securities Litigation Reform Act of 1995 generally.

Response:  We acknowledge that the staff is not making any determinations with respect to disclosure regarding the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act or Section 21E of the Exchange Act.

Prospectus Summary, page 1

4.             Comment:  The summary is too detailed and includes information about Beacon Roofing Supply, Inc. or Beacon and its business best included elsewhere in the prospectus.  Revise so that the summary highlights in a brief overview the key aspects or features of Beacon and its business.  In particular, delete “Our strengths” and “Growth strategies” because that information is repeated in the business section.  Similarly, condense “U.S. industry overview” because much of the information is repeated in the business section.  See Item 503(a) of Regulation S-K.

Response:  We have deleted the information under the heading “U.S. industry overview.”  We have substantially shortened the information under the headings “Our strengths” and “Growth strategies.”

Risk Factors, page 8

5.             Comment:  Several risk factors’ headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows.  For example, refer to the twelfth, seventeenth, and eighteenth risk factors.  State succinctly the risk that flows the fact or uncertainty.

Response:  We have revised the heading and/or text of the second, sixth, ninth, tenth, thirteenth and seventeenth risk factors to succinctly state the risk that follows from the fact or uncertainty.  We have deleted what was formerly the eighteenth risk factor, because we believe the risk factor is a generic risk factor which applies to most, if not all, issuers.  Please note that references to numbering of risk factors in our responses refers to the position in the amendment, and not the original filing, unless otherwise noted.

6.             Comment:  Several risk factors’ headings and discussions include generic conclusions such as Beacon’s results of operations, business, or financial condition would or be materially and adversely affected or would or could be harmed.  For example, refer to the fifth, ninth, and eighteenth risk factors.  Avoid generic conclusions.  Rather, explain specifically what the risk’s consequences or effects are for Beacon and its securityholders.

Response:  We have revised the sixth, ninth, tenth, thirteenth and seventeenth risk factors to delete generic conclusions and/or add specific consequences.  We have deleted what was formerly the eighteenth risk factor.

7.             Comment:  Generally, each risk factor should discuss a single risk.  For example, refer the first risk factor, and revise.

Response:  We have revised the first risk factor into two separate risk factors.  We have deleted information from the thirteenth risk factor and omitted what was formerly the eighteenth risk factor in its entirety in order to avoid risk factors discussing more than one risk.

Use of Proceeds, page 15

8.             Comment:  We note the disclosure that amounts repaid under the revolving credit “will be redrawn time to time for general corporate purposes, including acquisitions.”  Consider whether material amounts of additional funds will be necessary to accomplish these purposes.  If so, provide the disclosure required by instruction 3 to Item 504 of Regulation S-K.

Response:  The purpose of the existing disclosure was to alert investors that funds could be drawn under the credit facility for future acquisitions.  Amounts needed for future acquisitions are not currently known.

9.             Comment:  If applicable, provide disclosures specified by instruction 6 to Item 504 of Regulation S-K.

Response:  It is expected that future acquisitions will be in businesses engaged in the distribution of roofing materials and complimentary building products.  Disclosure to this effect has been added on page 13.

Unaudited Pro Forma Consolidated Financial Data, page 19

10.           Comment:  We note that you included the fourth quarter of fiscal year 2004 of SDI Holding, or SDI in its historical data to arrive at pro forma financial data for the year ended September 25, 2004 and the nine months ended June 30, 2005.  Carol A. Stacey, Chief Accountant, included in her September 9, 2005 letter a note to remind you that if you exclude any period or include any period more than once in a pro forma statement of operations, you need to include additional quantitative and narrative disclosure about gross profit, selling and marketing expenses, and operating income/(loss) for that period to inform readers about the effects of any unusual charges or adjustments in the omitted or double counted period.  Revise your disclosure to include that information.  See Article 11-02(c)(3) of Regulation S-X.

11.           Comment:  We note that your unaudited pro forma consolidated statement of operations for the year ended September 25, 2004 includes pro financial data for Beacon that include adjustments to Beacon’s historical financial data for the use of proceeds from Beacon’s initial public offering or IPO.  First, Article 11-02(b)(4) of Regulation S-X

requires your pro financial statements to begin with historical financial information.  Second, inclusion of the adjustments related to the use of proceeds from the IPO is not in accordance with Article 11-02(b)(6)(i) of Regulation S-X because those securities are not the subject of this registration statement.  Thus, include Beacon’s historical financial information for the year ended September 25, 2004.

12.           Comment:  Include in a footnote to your pro forma financial statements information such as the impact to your statement of operations for the payment of certain debt and repurchase of warrants with the proceeds from your IPO for material nonrecurring charges and related tax effects included in your historical financial statements.  See Article 11-02(c)(4) of Regulation S-X.

13.           Comment:  We note that you included the pro forma as adjusted for the year ended September 25, 2004 in your selected consolidated financial data section on page 17.  Remove this financial data and replace it with the revised pro financial information, as noted above.  In accordance with instruction 2 to Item 301 of Regulation S-K, you should describe briefly factors such as the repayment of certain debt and redemption of all of your outstanding warrants after fiscal year ended September 25, 2004 that affect materially the comparability of information reflected in the selected financial data.

14.           Comment:  Remove adjustment note b, or tell us how you will be able to replace the management services provided to SDI for no future cost.  See Article 11-02(b)(6)(ii) of Regulation S-X.

15.           Comment:  Revise adjustment notes c and f to present separately each adjustment and to articulate clearly how each adjustment is calculated.  The disclosure should indicate clearly the impact on future interest expense for:

•              The debt used to purchase SDI.

•              The debt not assumed in the acquisition of SDI for which interest expense is included in historical financial information.

•              The repayment of debt from the proceeds of this offering.

The disclosure should state also the interest rate used to determine the adjustment to interest expense.

16.           Comment:  Remove adjustment note d because it appears to be an infrequent charge included in your underlying historical financial statements that is not directly attributable to the acquisition of SDI or the offering.  See Article 11-02(b)(6)(i) of Regulation S-X.

Response:  Pursuant to discussions between Mr. Kelly and Ms. Hauser and our counsel, we will respond to comments 10 through 16 in a subsequent amendment to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

17.           Comment:  For any credit facility or other financial instrument that requires Beacon to satisfy specified financial ratios and tests, state what the limits of all material ratios and tests are.  Also indicate whether Beacon is in compliance with them.  We note the disclosure under “Senior secured credit facilities” on page 45.

Response:  We have added disclosure about the limits of material financial ratios and tests under our credit facilities on page 44.  We have already indicated that Beacon is in compliance with such tests.

Business, page 48

18.           Comment:  We note that the first paragraph is the same as the third paragraph under “Roofing distributors” on page 50.  Please revise.

Response:  We have deleted the third paragraph under the heading “Roofing distributors” on page 48.

Management, page 61

19.           Comment:  In the biographical paragraphs of Messrs. Daniel R. Tinker and John H. Bradberry on pages 63-64, describe briefly their business experience during the past five years.  See Item 401(e)(1) of Regulation S-K.

Response:  The biographies of Messrs. Tinker and Bradbury on pages 61 and 62 have been revised to describe their business experience during the past five years.

Selling Stockholders, page 65

20.           Comment:  Describe briefly how each selling stockholder acquired the securities being offered for resale.

Response:  Information describing how each selling stockholder acquired the shares of common stock being offered for resale has been added to the footnotes to the selling stockholder table on pages 63 and 64.

21.           Comment:  Indicate the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with Beacon or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.

Response:  The nature of any position, office or other material relationship which the selling stockholder has had within three years with the registrant has been described in the notes to the selling stockholder table.

22.           Comment:  Describe any continuing relationships with selling stockholders.  We note the disclosure under “History” on page 49.

Response:  Any continuing relationships with selling stockholders are described in the footnotes to the selling stockholder table.

23.           Comment:  Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

24.           Comment:  If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities.  Unless a broker-dealer acquired the securities as compensation for underwriting activities, Beacon must identify the broker-dealer as an underwriter in the prospectus.  Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

25.           Comment:  If a selling stockholder is a broker-dealer’s affiliate, include disclosure that this dealer’s affiliate:

•              Purchased in the ordinary course of business the securities to be resold.

•              Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Beacon is unable to make the representations noted above in the prospectus, Beacon must state in the prospectus that the selling stockholder is an underwriter.  Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of any underwriter that cannot make these representations.

Response:  None of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

Underwriting, pane 67

26.           Comment:  We note the disclosure in the first paragraph on page 70.  Identify any members of the underwriting syndicate or securities dealers that will engage in an electronic offer, sale, or distribution of the shares of common stock being offered.  Describe their procedures to us.  Alternatively, confirm that our Office of Chief Counsel reviewed the procedures without objection.

Response:  The offering process will begin after December 1, 2005, the effective date for the new rules pertaining to public securities offerings adopted by the Commission (Securities Offering Reform, Final Rule Release No. 33-8591, 70 Fed. Reg. 44721 (July 19, 2005) (the “Adopting Release”)).  J.P. Morgan Securities Inc. and William Blair & Company, LLC, the Representatives of the Underwriters, are in the process of assessing what procedures, if any, they might use as permitted under the new rules to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform.  For example, the use of “free writing prospectuses” as part of the offering process as will be allowed by Rule 164 and Rule 433(b)(2) is being considered, although the extent and timing of any such use has not yet been determined.  In addition, it is likely that the Representatives will rely on new

Rule 172 which will permit electronic delivery of prospectuses to clients, and the notice called for by Rule 173 would be given.  In light of the procedures which will be permitted by the new rules, we believe that the Staff’s inquiry as to any prior approval of electronic marketing procedures by the Office of the Chief Counsel will be moot.  If that is not the case, please so advise and further effort will be made to respond to any follow-up questions the Staff may have.

27.           Comment:  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, supplement promptly your response to identify those members, and provide us similar information about their procedures.  Also include a brief description of any electronic distribution in the prospectus.

Response:  Please see the response to comment 26.

28.           Comment:  Tell us whether Beacon or the underwriters have any arrangement with a third party to host or access the preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of the agreement, and provide us a copy any written agreement.  Also provide us copies of all information concerning Beacon or the prospectus that has appeared on the third party’s website.  If you enter subsequently into any such arrangements, supplement promptly your response.

Response:  In response to this comment, we supplementally advise the Staff that we do not have, and the Representatives have advised us that the Underwriters do not have, any arrangements with a third-party to host or access the preliminary prospectus on the Internet.  J.P. Morgan Securities Inc. is currently discussing with one or more entities their hosting Internet road shows in connection with public offerings managed by J.P. Morgan Securities Inc.  Since the offering process will begin after December 1, 2005, any Internet road shows will be conducted in accordance with the procedures established by the Adopting Release.  If you have any questions regarding this, please so advise.

29.           Comment:  We note that limited partners of Code Hennessy & Simmons III, L.P. may receive distributions of common stock and may resell without restriction.  Please describe in more detail these distributions.

Response:  Information with respect to distributions to the limited partners of Code Hennessy & Simmons III, L.P. are described on page 68.

Where You Can Find More Information, page 71

30.           Comment:  Expand this section’s last paragraph to disclose:

•              The name of the office or person at the address.

•              The telephone number at the address.

Response:  The last paragraph on page 70 has been expanded to disclose the office and telephone number from which filings may be requested.

31.           Comment:  Amend the 8-K to address the comments above relating to your unaudited pro forma financial statements for the acquisition of SDI and the offering.

Response:  The 8-K will be amended at the time a subsequent amendment is made to the registration statement.

Please call me at (978) 535-7302 (Ext. 14) with any questions you may have.

Sincerely,

/s/ David R. Grace

David R. Grace

cc:           Robert R. Buck

David McCarthy

Leland Hutchison

Brian Schafer